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                                 EXHIBIT 99.2
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[LOGO OF iMagic TV]

                   iMagicTV EXPANDS COST REDUCTION INITIATIVE
                     TO SUSTAIN STRONG FINANCIAL POSITION

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               CASH OF $52 MILLION AVAILABLE TO FUND OPERATIONS

SAINT JOHN, NEW BRUNSWICK, CANADA - (Nov. 14, 2001) - iMagicTV (Nasdaq: IMTV and
TSE: IMT) today announced that it is adjusting its pace of investment because of the difficult economic environment that has developed in the telecommunications sector. The Company's decision includes an expanded effort to reduce costs, with an immediate reduction of 80 employees across all areas of its global workforce, to protect its strong cash position. iMagicTV's balance sheet as of August 31, 2001 included working capital of $52.6 million with $51.9 million in cash and equivalents.

     The Company indicated that these actions are expected to result in annualized cost savings of approximately $10 million, a 40% reduction compared to the total of operating expenses over the past four quarters. Management anticipates these measures will result in a special charge of approximately $1.2-$1.4 million before taxes. The majority of the charge is expected to be reflected in iMagicTV's third fiscal quarter that ends this month.

     Marcel LeBrun, president and chief executive officer, remarked, "In light of the current telecom environment, we must take difficult - but decisive - actions. We believe these moves are imperative to adjust to the economic slowdown that is causing service providers to wrestle with the timing of making capital investments necessary to provide broadband entertainment services to their customers.

     "We are pleased with the increasing number of telcos that are conducting market trials of our software products. We continue to believe that the iMagicTV system offers a commercially deployed, proven solution to generate incremental revenue and achieve an attractive return on investment. We remain strongly committed to success in the broadband television market and plan to capitalize fully on the competitive advantage that our strong, liquid financial position provides. We believe that these actions will allow us to achieve our strategic objectives while substantially reducing costs and assuring customers and shareholders that iMagicTV has the resources to sustain its leadership position through this downturn in telecom spending.

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About iMagicTV

     iMagicTV provides software products and related services that enable telephone companies and other service providers to deliver multi-channel digital television and interactive media services to their subscribers over a broadband network infrastructure. iMagicTV's software can be deployed over high-speed broadband networks including ADSL, VDSL, wireless, Ethernet and Fiber to the Home (FTTH) technologies.

     Incorporated in 1997, iMagicTV maintains its global headquarters in Saint John, New Brunswick, Canada, its European headquarters in Cambridge, UK and its Asia Pacific headquarters in Singapore. The Company also has offices located throughout the United States. For more information, visit www.imagictv.com.
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     Cautionary Note Regarding Forward-looking Statements Under the Private
Securities Litigation Reform Act of 1995: Information in this release that involves iMagicTV's projections, expectations, beliefs, hopes, plans, intentions or strategies regarding the future are forward-looking statements that involve risks and uncertainties. These statements include statements about iMagicTV's strategies in the marketplace, its market position and its relationship with customers. All forward-looking statements included in this release are based upon information available to iMagicTV as of the date of the release, and we assume no obligation to update any such forward-looking statement. These statements are not guarantees of future performance and actual results could differ materially from our current expectations. These and other factors are risks associated with our business that may affect our operating results, which are discussed in the Company's filings with the Securities and Exchange Commission (SEC).


Investor Relations and Media Contact:
Marcel LeBrun or Marjean Henderson
ImagicTV Inc.

Address:    One Brunswick Square, 14th Floor
            Saint John, New Brunswick, Canada
Telephone:  (800) 660-0333

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